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                          May 27, 2020

       Scott J. Lynn
       Executive Vice President, General Counsel and Secretary
       RHP Hotel Properties, LP
       One Gaylord Drive
       Nashville, Tennessee 37214

                                                        Re: RHP Hotel
Properties, LP
                                                            Registration
Statement on Form S-4
                                                            Filed May 20, 2020
                                                            File No. 333-238530

       Dear Mr. Lynn:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              F. Mitchell Walker,
Jr., Esq.